[Total Letterhead]

November 14, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”).

Attention:  Brad Skinner

Re:	TOTAL S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 28, 2011
Response Letter Dated September 7, 2011
File No. 1-10888

Dear Mr. Skinner:

Thank you for your letter dated October 17, 2011, setting forth the Staff’s comment relating to our annual report on Form 20-F for the year ended December 31, 2010, filed on March 28, 2011, and our response letter dated September 7, 2011. Set forth below is the response of TOTAL S.A. (the “Company”) to the comment included in the October 17, 2011 letter.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

Estimated Proved Reserves of Oil, Bitumen and Gas Reserves, page S-3

1.

We note your response to prior comment one which indicates that you propose to separately identify the amount of reserves for two entities accounted for under the cost method. It is unclear how your proposed disclosure is consistent with ASC 932 which does not contemplate disclosure of reserves associated with cost method investments. Explain to us why you believe reporting reserve quantities associated with entities accounted for under the cost method is appropriate under ASC 932. Alternatively, revise your proposed disclosure to remove these quantities.

Mr. Brad Skinner

Securities and Exchange Commission

R:

As mentioned in our letter dated September 7, 2011, we have, consistently over the years, included in our proved reserves the amounts related to the reserves of the two entities accounted for under the cost method as we have considered these two investments as oil and gas assets rather than financial participations. Our share in the reserves of these two companies represents 79 million barrels of oil equivalent compared with overall Company reserves of 10,695 million barrels of oil equivalent at year-end (i.e., 0.7% of the Company’s proved reserves) and their book value represents $26 million in our balance sheet.

In light of the Staff’s comments, we have re-evaluated the nature and extent of our involvement in these two entities, and concluded that they should have been accounted for under the equity method considering the following:

•	our representation on the entities’ boards of directors;

•	our representation on the entities’ technical and financial committees that validate investment, technical options, trading, etc.;

•	our participation in the entities’ policy-making process (safety, production, etc.);

•	the existence of transactions between the Company and these entities (financing, commercial); and

•	the assignment of personnel by the Company to these entities.

The financial impact on the Company’s accounts of accounting for these two entities using either the equity or the cost method is immaterial (around $1 million to $3 million per year) as these entities pay dividends to their shareholders which are equivalent to almost all of their net income.

The revision of the accounting method will have a limited one-off impact on the Company’s financial statements (approximately $30 million).

Consequently, we will account for these two affiliates as equity affiliates in 2011, and we will update our disclosure accordingly in future filings.

*            *             *

Mr. Brad Skinner

Securities and Exchange Commission

Please direct any questions or comments regarding this letter to the undersigned at +33-1-4744-4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at +33-1-7304-5880.

Very truly yours,

/s/ PATRICK DE LA CHEVARDIÈRE
Patrick de La Chevardière
Chief Financial Officer

cc:	John Cannarella
Mark Wojciechowski
(Securities and Exchange Commission)

  Jonathan Marsh

  Andrew Zdrahal

  (TOTAL S.A.)

  Krystian Czerniecki

  (Sullivan & Cromwell LLP)